SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CONTENTS
1. 4Q24 HIGHLIGHTS	5
2. KEY INDICATORS	6
3. EXECUTIVE SUMMARY	7
4. GLOBAL PETROCHEMICAL INDUSTRY	8
5. PERFORMANCE BY SEGMENT	10
5.1 BRAZIL/SOUTH AMERICA	10
5.2 UNITED STATES AND EUROPE	18
5.3 MEXICO	21
6. CONSOLIDATED FINANCIAL OVERVIEW	27
6.1 CONSOLIDATED REVENUE	27
6.2 COST OF GOODS SOLD (COGS)	28
6.3 OTHER INCOME (EXPENSES), NET	28
6.4 RECURRING EBITDA	28
6.5 CONSOLIDATED FINANCIAL RESULT	29
6.6 NET INCOME (LOSS)	30
6.7 INVESTMENTS	30
6.8 CASH FLOW	32
6.9 DEBT MATURITY PROFILE AND RATING	33
7. CAPITAL MARKETS	35
7.1 STOCK PERFORMANCE	35
7.2 PERFORMANCE OF CORPORATE DEBT SECURITIES	36
8. LIST OF ANNEXES	37

2

FORWARD-LOOKING STATEMENTS

This Earnings Release may contain forward-looking statements. These statements are not historical facts and are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan,” “aim” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro goals disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions, operating factors, and availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Earnings Release is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities carried out in Brazil will be made by means of a prospectus that may be obtained from Braskem and that will contain detailed information on Braskem and management, as well as its financial statements.

BRASKEM S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading resins producer in the Americas and the world leader in biopolymers, announces the calendar for its 4Q24 and 2024 disclosures, as follows.

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Conference Call

Portuguese (original audio) with simultaneous translation into English

February 27, 2025 (Thursday)

Time: 11 a.m. Brasília | 9 a.m. U.S. ET | 2 p.m. London

Zoom Link: Click here

Investor Relations Channels

Investor Relations Website: www.braskem-ri.com.br

IR mailbox: braskem-ri@braskem.com.br

Telephone: +55 (11) 3576-9531

4

Braskem reports Recurrent Cash Generation of R$261 million in 4Q24

Recurring EBITDA of US$1.1 billion in 2024 (46% higher than 2023)

1.	4Q24 HIGHLIGHTS

5

2.	KEY INDICATORS

6

3.	EXECUTIVE SUMMARY

The global frequency rate of accidents with and without time off work (CAF + SAF) was 0.91 events per million hours worked in the year to date for 2024, a reduction of approximately 16% compared to 2023, where 1.08 events per million hours worked were recorded.

During 4Q24, the main spreads in the international market decreased compared to the previous quarter and were lower than the average for the year 2024, with emphasis on the reduction in PE and main chemical spreads, impacting the Company's results in the quarter.

In terms of demand for 4Q24, it was noted in the Brazilian market the lowest quarterly demand for resins in 2024, primarily due to the slowdown in industrial economic activity, the maintenance of interest rates at historically high levels, and the buildup of inventories by the processing chain that occurred in 3Q24, a movement also observed in the United States.

In this context, sales in the Brazilian market were lower compared to the previous quarter, which was partially offset by the higher export volume due to the higher availability of products for export. In this context, the Consolidated Recurring EBITDA for 4Q24, including effects of idleness, inventory and other non-cash provisions, was US$102 million (R$557 million), with an operating cash generation of R$1.1 billion and a recurring cash generation of R$265 million. Including payments related to Alagoas, the Company's cash consumption was R$542 million.

In the year, consolidated Recurring EBITDA was US$1.1 billion, up 46% from 2023, with negative recurring cash generation of approximately R$560 million.

On December 31, 2024, the balance of the corporate gross debt was U$8.6 billion, with 92% of debts in US dollars, an average term of around 9 years, and 68% of the debt maturing from 2030 onwards. The average weighted cost of the Company's corporate debt was exchange variation +6.34% p.a.

At the end of December 2024, the Company's cash position was US$2.4 billion, sufficient to cover the payment of all debts coming due in the next 47 months, not considering the international stand-by credit facility of US$1.0 billion available until December 2026.

In October 2024, the Company issued a debt instrument in the international market (bond) in the amount of US$850 million at a cost of 8.00% p.a. In November 2024, the Company completed the repurchase offer for the Hybrid Bond, buying back a principal amount of US$369 million, with the total outstanding amount of US$241 million.

Regarding net debt, the balance at the end of December 2024 was US$6.2 billion. Corporate leverage ended the quarter at 7.42x.

7

4.	GLOBAL PETROCHEMICAL INDUSTRY

8

International Market Petrochemical Spreads – 4Q24 vs. 3Q24

BRAZIL/SOUTH AMERICA

PE spread was lower (-23%) compared to 3Q24, due to (i) the lower PE price in the United States (-12%), impacted by lower demand, due to seasonality of the period and the higher availability of PE in the region; and (ii) the lower ARA naphtha price (-4%), due to the lower oil price in the period which were influenced by uncertainties about China's demand in 2025 following the Chinese government's announcement of a consumption stimulus package that led to negative market expectations.

PP spread was higher (+6%) compared to the previous quarter, due to the lower price of naphtha ARA (-4%), as explained previously, offsetting the reduction of the PP price in the period.

PVC Par spread increased (+12%) compared to 3Q24, due to the (i) lower price of Brent oil (-7%), as previously mentioned; (ii) the reduction in the price of Caustic Soda in the USA, due to interruptions in production in the region, affected by the hurricane season; and (iii) the reduction in the price of ethylene (-5%), due to the reduction in demand in the period explained by the expectation of an increase in ethylene global capacity.

Spread of Main Chemicals it was lower (-24%) compared to the previous quarter mainly due to (i) the lower price of benzene (-18%), the higher supply in the region, with the resumption of operations and lower demand for its derivatives, especially in the styrene chain; (ii) the lower price of propylene in the United States (-21%), reflecting the lower utilization rates of PP plants due to high inventories and lower demand in the transformation chain in the region; and (iii) the lower price of gasoline (-12%), influenced by the end of the driving season in the USA.

UNITED STATES AND EUROPE

PP spread in the United States remained in line with 3Q24, while PP spread in Europe was lower (-11%), due to the reduction (-7%) in the PP, due to the lower seasonal demand and lower propylene price in Europe (-6%).

MEXICO

PE spread in Mexico was lower (-21%) compared to 3Q24, due to the lower PE price in the USA (-15%), as explained previously and the higher ethane price (+40%) explained by (i) the increase in the price of natural gas due to the start of winter in the northern hemisphere; (ii) the resumption of demand after the normalization of petrochemical plants in the region, which had been affected in 3Q24 by the hurricane season; and (iii) the increase in export volumes, due to the start-up of the Plaquemines LNG terminal in the Gulf.

For more information on the petrochemical industry in the quarter, see appendix 8.1 of this document.

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5.	PERFORMANCE BY SEGMENT
5.1	BRAZIL/SOUTH AMERICA

The average resin spread was lower compared to 3Q24 (-12%), mainly influenced by the USA PE spread, due to the seasonality of the period associated with higher PE availability in the United States, which registered record production in November 2024.

The average spread of main chemicals was also lower compared to the previous quarter (-24%), mainly due to reduction in prices of benzene, propylene and gasoline in the quarter.

The volume of resin sales in the Brazilian market was lower compared to 3Q24, mainly due to the seasonality of the period, partially offset by the higher volume of exports to South America. The sales volume of the main chemicals was lower compared to the previous quarter, primarily due to reduced product availability for sale, associated with a lower utilization rate during the quarter.

In this context, the Recurring EBITDA for the Brazil/South America segment was lower compared to 3Q24.

5.1.1	OPERATIONAL OVERVIEW

a) Demand for resins in Brazil (PE, PP and PVC): lower than in 3Q24 (-6%), explained by (i) lower demand for PE, mainly from the food sector due to its higher inventory level; (ii) lower demand for PP, mainly from the hygiene and cleaning, and packaging sectors; and (iii) stagnation in industrial production and a 0.5% reduction in retail sales, associated with higher inflation.

Compared to 4Q23, the increase (+16%) is explained by (i) higher demand for PE by the packaging sector and the build-up of inventories in the supply chain; (ii) higher demand for PP, mainly by the household appliances, agriculture, and packaging sectors; and (iii) growth in industrial production and retail sales by approximately 2.5% and 3%, respectively.

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b) Average utilization rate of petrochemical complexes: reduction in relation to 3Q24 (-3 p.p.), mainly explained by (i) seasonality of the period; (ii) operational instability at the Rio Grande do Sul petrochemical complex caused by adjustments to its power grid; (iii) a scheduled maintenance shutdown at the PVC plant in Bahia, beginning at the end of November and concluding in January 2025; and (iv) reduced availability of feedstock for the Rio de Janeiro petrochemical complex due to a maintenance shutdown by a domestic supplier.

Compared to 4Q23, the increase in the utilization rate (+4 p.p.) is mainly explained by the normalization of operations following a scheduled maintenance shutdown at the Camaçari petrochemical complex, in Bahia, in 4Q23.

c) Resin sales volume: in the Brazilian market, resin sales were lower (-7%) compared to 3Q24, mainly due to the lower demand for PE and PP explained by the seasonality of the period.

Compared to 4Q23, the increase (+3%) is mainly explained by the higher sales volume of PE and PP due to the greater availability of product for sale.

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Exports increased when compared to 3Q24 (+9%), primarily due to a higher volume of PP sales in South America, which is attributed to a greater availability of the product for export, resulting from lower demand in the Brazilian market. The increase (+10%) compared to 4Q23 is mainly due to the greater availability of product for sale.

d) Sales volume of main chemicals1: in the Brazilian market, main chemicals sales were lower than in 3Q24 (-4%) due to: (i) lower sales volume of gasoline and paraxylene, associated with lower availability of product for sale; and (ii) lower sales volume of benzene, due to reduced demand during the period.

Compared to 4Q23, the increase (+23%) is mainly explained by the higher sales volume of gasoline, butadiene, benzene, and paraxylene due to higher product availability for sale, explained by the maintenance shutdown at the Bahia petrochemical complex that occurred in 4Q23.

Exports were lower compared to 3Q24 (-6%) mainly due to the lower sales volume of gasoline and butadiene, as a result of prioritizing the Brazilian market. The reduction compared to 4Q23 (-36%) is mainly explained by the lower sales volume of gasoline and toluene, as a result of prioritizing the Brazilian market.

1Main chemicals refer to: ethylene, propylene, butadiene, cumene, gasoline, benzene, toluene and paraxylene, given these products’ share of net revenue in the segment.

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UPDATES ABOUT ALAGOAS

The provision for the geological event in Alagoas, based on its assessment and that of its external advisors, considering the short and long-term effects, and the best estimate of expenses for implementing the various measures, showed the following movement at the end of 4Q24:

Based on a new recommendation from the specialized technical consultancy hired by the Company to conduct studies on the definitive closure of the salt cavities, an increase was recorded in the provision for filling the 11 pressurized cavities with solid material, currently belonging to the Plugging and Pressurization group.

These actions were taken from the evolution of knowledge about the long-term stabilization of the cavities, based on the set of monitoring data collected to date and the need to define the definitive closure of the Mine, as provided for in mining legislation.

The estimated additional provision amount considers the existing planning and closure studies, with the approximate amount of R$1.2 billion related to measures for filling the pressurized cavities which, if necessary, will begin from 2027, with execution over several years or decades.

Thus, if necessary, all actions that ensure the 35 cavities reach a maintenance-free state in the long term are provisioned.

Additionally, by the end of January 2025, the main advances in other fronts of action in Maceió were:

(i)	In the Financial Compensation and Relocation Support Program (PCF), 99.9% (19,189) of the proposals were presented, with around 98.9% of proposals paid;
(ii)	99.8% of the residents of the total residential, commercial, and mixed properties had already been relocated; and
(iii)	In the socio-urban measures front, 11 projects were defined for urban mobility, with 6 completed, 2 in progress, and 3 in planning phase.

For more information on advances made on the action fronts in Alagoas during the quarter, see appendix 8.3 of this document.

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5.1.2	FINANCIAL OVERVIEW

A) Net Revenue: lower in U.S. dollar compared to 3Q24 (-10%), mainly due to: (i) a reduction of 59 thousand tons, or 7%, in the volume of resin sales in the Brazilian market; (ii) a 12% decrease in the international price reference of the main chemicals; (iii) a reduction of 43 thousand tons, or 4%, in the sales volume of the main chemicals in the Brazilian market; (iv) a decrease of 6%, or 4 thousand tons, in the export volume of main chemicals; and (v) an 8% reduction in the average international reference price of resins, notably PE, which decreased by 12% compared to 3Q24.

Compared to 4Q23, the increase in U.S. dollar (+2%) is mainly explained by: (i) a 5% and 3% increase in the international reference price of resins, respectively; (ii) a 3% increase in the international resin reference; (iii) a 3% increase, or 25 thousand tons, in the volume of resin sales in the Brazilian market; (iv) a 10% increase, or 20 thousand tons, in the volume of resin exports; (v) a 20% increase, or 114 thousand tons, in the sales volume of the main chemicals in the Brazilian market. In Brazilian real, the increase (+20%) is also explained by the depreciation of the average Brazilian real against the average U.S. dollar by 18% during the period.

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B) Cost of Goods Sold (COGS): reduction in U.S. dollar (-5%), mainly due to (i) a decrease of 59 thousand tons, or 7%, in the sales volume of resins in the Brazilian market; (ii) a decrease of 43 thousand tons, or 4%, in the sales volume of main chemicals in the Brazilian market; (iii) a reduction of 6%, or 4 thousand tons, in the export volume of main chemicals; and (iv) a 4% decrease in international naphtha price references. In reais, COGS remained in line in relation to 3Q24. Compared to 4Q23, the Cost of Goods Sold remained in line (+1%) in dollars, mainly due to (i) an increase of 3%, or 25 thousand tons, in the volume of resin sales in the Brazilian market; (ii) increase of 10%, or 114 thousand tons, in the volume of sales of main chemicals in the Brazilian market. In the Brazilian real, the increase (+19%) is mainly explained by the depreciation of the average real against the average dollar of 18% in the period, associated with the inventory effect of feedstock acquired in previous periods.

In 4Q24, COGS was positively impacted by PIS/COFINS credits on the purchase of feedstock (REIQ) of US$ 12 million (R$ 72 million) and by Reintegra credits of US$ 0.4 million (R$ 2.3 million) and was negatively impacted by the recognition of idleness2 expenses of approximately US$20 million.

C) SG&A Expenses: increase in U.S. dollar (+4%) compared to 3Q24, primarily due to higher expenses with contract terminations and third-party services.

Compared to 4Q23, the reduction in U.S. dollar (-27%) and in Brazilian real (-13%) is mainly explained by; (i) the decrease in provisions for losses on accounts receivable; and (ii) reduced storage expenses as a result of logistics optimization efforts.

D) Other Revenue (Expense), Net: the increase in U.S. dollar (+198%) and in Brazilian real (+228%) compared to 3Q24 is mainly explained by (i) the increase in the provisions related to the Alagoas Geological

2 According to the accounting standard on Inventories - CPC 16 (IAS 2), the value of the fixed cost allocated to each unit produced cannot be increased due to a low production volume or idleness, and in this case, fixed costs not allocated to the products accounted for in inventory must be recognized directly in COGS, impacting the result during the period in which they were incurred.

15

Event; and (ii) the annual revision of provisions for environmental damage of the industrial units located in Brazil of approximately US$34 million (approximately R$200 million).

E) Recurring EBITDA: stood at US$113 million (R$640 million), a decrease in U.S. dollar (-66%) and in reais (-66%) compared to 3Q24, primarily due to: (i) a 24% reduction in the average spread of main chemicals on the international market; (ii) a decrease of 59,000 tons, or 7%, in the volume of resin sales in the Brazilian market; (iii) a reduction of 43,000 tons, or 4%, in the sales volume of main chemicals in the Brazilian market; (iv) a reduction of 6%, or 4,000 tons, in the export volume of main chemicals; (v) a 12% in the average spread of resins in the international market; (vi) the annual review of environmental provisions in the amount of approximately US$34 million; and (vii) higher expenses with idleness in the period.

Compared to 4Q23, the reduction in U.S. dollar (-9%) is mainly explained by (i) the 10% decrease in the average spread of main chemicals; and (ii) the annual review of environmental provisions in the amount of approximately US$34 million. In Brazilian real, the increase (+3%) is explained by the depreciation of the average Brazilian real against the average U.S. dollar by 18% during the period.

5.1.3	RENEWABLES

5.1.3.1	OPERATIONAL OVERVIEW

a) Green ethylene utilization rate: a reduction compared to 3Q24 (-18 p.p.), primarily due to operational instability at the Rio Grande do Sul petrochemical complex caused by adjustments to the regional power grid and a scheduled maintenance shutdown.

The increase compared to 4Q23 (+15 p.p.) is mainly explained by the normalization of ethanol supply, which had been affected by regional weather conditions at the end of 2023.

b) Sales volume of Green PE (I'm greenTM biobased): increase compared to 3Q24 (+24%), mainly explained by the higher demand for Green PE in Europe and Asia. The increase compared to 4Q23 (+17%) is mainly explained by the greater availability of product for sale.

The sales volume of Green PE in 4Q24, totaling 57 thousand tons, was the highest quarterly sales volume since the beginning of unit’s operations in 2010.

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Sales (kton) of green PE
+17%
+24%
49
46
57
4Q23
3Q24
4Q24
Green PE

Sales (kton) of green PE| Annual
+23%
155
191
2023
2024
Green PE

Green PE Sales Volume per Region (%)
1%
1%
12%
42%
44%
1%
13%
42%
44%
7%
1%
54%
38%
4Q23
3Q24
4Q24
Europe
Brazil
South America
Asia
North America

Green PE Sales Volume per Region (%) | Annual
2%
1%
11%
38%
48%
1%
1%
10%
45%
43%
2023
2024
Europe
Brazil
South America
Asia
North America

5.1.3.2	FINANCIAL OVERVIEW

A) Net Sales Revenue of Green PE and ETBE3: increase compared to 3Q24 (+5%) and in line with 4Q23, mainly explained by the increase of about 11 thousand and 8 thousand tons, respectively, in the sales volume of Green PE, partially offset by the lower sales volume of ETBE, due to the lower availability of product for sale associated with the scheduled maintenance shutdown in the ETBE production area.

3 Product that uses renewable feedstock, ethanol in its composition

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5.2	UNITED STATES AND EUROPE

The average PP spread in the United States and Europe was lower than in 3Q24, mainly attributed to the reduction in the PP spread in Europe, primarily explained by the decrease in the PP price as a result of the seasonality of the period.

PP sales volume was lower than in 3Q24, mainly due to reduced demand during the period and maintenance shutdowns at plants in Europe.

The Recurring EBITDA of the United Sates and Europe segment was lower when compared to 3Q24.

5.2.1	OPERATIONAL OVERVIEW

a) PP demand: PP demand in North America was lower (-6%) compared to 3Q24, mainly due to the seasonality of the period. Compared to 4Q23, demand in North America was higher (+6%), primarily due to improvements in the region's economic conditions compared to the same period the previous year.

In Europe, PP demand was lower compared to 3Q24 (-7%), mainly due to (i) the seasonality of the period; (ii) the advance purchasing in 3Q24 driven by expectations of rising monomer prices in the period; and (iii) higher import freight costs. Compared to 4Q23, demand was in line.

b) Average utilization rate of PP plants: lower than in 3Q24 (-9 p.p.) and 4Q23 (-15 p.p.), mainly explained by: (i) the adjustment of the utilization rate in the United States due to lower demand in the region; and (ii) unscheduled maintenance shutdowns at plants in Europe.

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c) PP sales volume: lower compared to 3Q24 (-10%) and 4Q23 (-12%) mainly explained by; (i) the seasonality of the period resulting from the destocking process in the transformation chain; and (ii) lower product availability for sale in Europe, due to lower utilization rate.

5.2.2	FINANCIAL OVERVIEW

A) Net Revenue: lower in U.S. dollar (-18%) and in Brazilian real (-14%), compared to 3Q24, mainly due to (i) a reduction of 52 thousand tons, or 10%, in the volume of PP sales; and (ii) a 13% decrease in the average international PP price references.

Compared to 4Q23, the reduction in U.S. dollar (-12%) is mainly explained by: (i) a reduction of 64 thousand tons, or 12%, in PP sales volume; and (ii) a 5% reduction in the average international PP price references. The increase in Brazilian real (+4%) is mainly explained by the depreciation of the average Brazilian real against the average U.S. dollar by 18% during the period.

B) Cost of Goods Sold (COGS): reduction in dollars (-11%) and in reais (-6%) mainly due to (i) reduction of 52 thousand tons, or 10%, in PP sales volume; (ii) reduction of 21% and 6% in the price of propylene in the United States and Europe, respectively. These effects were partially offset by the inventory effect of propylene acquired in previous periods.

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Compared to 4Q23, the reduction in dollars (-3%) is mainly explained by the reduction of 63 thousand tons, or 12%, in the volume of PP sales, partially offset by the inventory effect of propylene acquired in previous periods. In reais, the increase (+14%) is mainly explained by the depreciation of the average real against the average dollar of 18% in the period. In the quarter, the COGS of the United States and Europe segment was negatively impacted by approximately US$ 12 million by the recognition of idleness4 expenses in the period.

C) SG&A Expenses: increase in dollars (+16%) and in reais (+23%) compared to 3Q24 mainly due to expenses with terminations and project engineering expenses.

Compared to 4Q23, the reduction in U.S. dollar (-2%) is mainly explained by lower expenses with consulting services. The increase in Brazilian real (+16%) is mainly attributed to the depreciation of the average Brazilian real against the average U.S. dollar by 18% in the period.

D) Other Revenue (Expenses), Net: US$7 million, explained by the reversal of the provision for the purchase of wagons, due to the end of the current leasing contract.

E) Recurring EBITDA: US$ -10 million (R$ 58 million), lower than 3Q24, mainly due to (i) the inventory effect of propylene acquired in previous periods; (ii) the 2% reduction in the average PP spread in the period; and (iii) higher expenses with idleness in the period.

The decrease compared to 4Q23 is mainly explained by (i) a reduction of 64 thousand tons, or 12%, in PP sales volume and inferior sales mix; (ii) the inventory effect of propylene acquired in previous periods; and (iii) the recognition of higher expenses with idleness in the period.

4 According to the accounting standard on Inventories - CPC 16 (IAS 2), the value of the fixed cost allocated to each unit produced cannot be increased due to a low production volume or idleness, and in this case, fixed costs not allocated to the products accounted for in inventory must be recognized directly in COGS, impacting the result during the period in which they were incurred.

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5.3	MEXICO

The PE spread in North America was lower than in 3Q24, mainly due to the lower PE price, which is explained by the seasonality of the period associated with higher availability in the United States, where a production record was registered in November 2024, and by the higher ethane prices during the quarter due to winter seasonality and the resumption in ethane demand following the normalization of petrochemical complexes' operations in the Gulf, which had been previously affected by the hurricane season.

The PE sales volume was lower than in 3Q24, mainly due to the seasonality of the period and the inventory replenishment process.

In this context, Recurring EBITDA of the Mexico segment was lower than in 3Q24.

5.3.1OPERATIONAL	OVERVIEW

a) PE demand in the Mexican market: lower than in 3Q24 (-11%), mainly due to the seasonality of the period associated with higher buildup of inventories in the previous quarter. Compared to 4Q23, PE demand in the Mexican market was lower (-2%) due to the higher inventory formation observed in 3Q24.

b) Average utilization rate of PE plants: higher compared to 3Q24 (+3 p.p.), mainly due to: (i) the increased ethane supply by PEMEX, around 30 thousand barrels per day, in line with the minimum volume established in the contract; and (ii) the normalization of operations following a scheduled maintenance shutdown in one of the PE plants in the previous quarter.

In relation to 4Q23, the reduction (-7 p.p.) is mainly explained by the lower ethane supply by PEMEX in 4Q24 compared to the average of 35 thousand barrels per day in 4Q23, above the minimum volume established in the contract.

The volume of ethane imported through the Fast Track solution was 19 thousand barrels per day, in line with 3Q24 and higher than the 18 thousand barrels per day in 4Q23.

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c) PE sales volume: reduction compared to 3Q24 (-6%), mainly due to the seasonality of the period and the PE inventory replenishment process.

In relation to 4Q23, the increase (+9%) is mainly explained by the buildup of inventories in 4Q23 following an unscheduled shutdown due to failures in the national power grid caused by thunderstorms in the region in 3Q23.

5.3.2FINANCIAL	OVERVIEW

A) Net Revenue: lower in U.S. dollar (-16%) and in Brazilian real (-12%) compared to 3Q24, mainly due to: (i) a reduction of 13 thousand tons, or 6%, in the PE sales volume; and (ii) a 15% reduction in the international PE price reference.

The increase compared to 4Q23 (+7%) is mainly explained by: (i) an increase of 17 thousand tons, or 6%, in the PE sales volume; and (ii) a 4% increase in the international PE price reference in the quarter. In Brazilian real, the increase (+26%) is mainly explained by the depreciation of the average Brazilian real against the average U.S. dollar by 18% during the period.

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Sales by region (% in tons)

B) Cost of Goods Sold (COGS): reduction in U.S. dollar (-2%) compared to 3Q24, mainly explained by the reduction of 13 thousand tons, or 6%, in PE sales volume, partially offset by the impact in the international ethane reference price in relation to the previous quarter. In Brazilian real, the increase (+3%) is mainly explained by the depreciation of the average Brazilian real against the average U.S. dollar by 5% during the period.

Compared to 4Q23, the increase in U.S. dollar (+2%) is mainly explained by the increase of 17 thousand tons, or 6%, in the PE sales volume. In Brazilian real, the increase (+19%) is mainly explained by the depreciation of the average Brazilian real against the average U.S. dollar by 18% during the period.

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C) SG&A Expenses: increase in U.S. dollar compared to 3Q24 (+76%) due to commercial expenses related to the ethane resale operation in the international market. The portion of the revenue impacted Other Operating Revenue.

Compared to 4Q23, the reduction in U.S. dollar (-25%) and in Brazilian real (-9%) is mainly explained by lower expenses with ethane resale operations in 4Q24.

D) Other Revenue (Expenses), Net: US$10 million, higher than in 3Q24 due to revenue from ethane resale operations in the quarter.

E) Recurring EBITDA was US$35 million (R$202 million), lower than in 3Q24 (-56%), mainly due to: (i) a 21% reduction in the PE spread; and (ii) a reduction of 13 thousand tons, or 6%, in the PE sales volume.

Compared to 4Q23, Recurring EBITDA was higher in U.S. dollar (+34%) and in Brazilian real (+55%), mainly explained by: (i) the increase of 17 thousand tons, or 6%, in PE sales volume; and (ii) the 6% increase in the PE spread during the period.

5.3.3INVESTMENTS

By the end of 2024, Braskem Idesa had invested approximately US$248 million, 2% lower than the initial estimate of US$252 million.

Operating Investments in 2024: the operating investments made by Braskem Idesa were mainly in initiatives to enhance asset reliability and integrity, as well as in health, safety and environmental measures, totaling US$58 million for the year.

Strategic Investments in 2024: refer to the ongoing construction of the ethane import terminal through Terminal Química Puerto México (TQPM), which is financed by the Syndicated Project Finance Loan, totaling US$190 million for the year.

Investments in 2025

The investment planned by Braskem Idesa for 2025 is US$104 million (R$623 million), with US$23 million allocated to the completion of the construction of the ethane import terminal, financed through the Syndicated Project Finance Loan issued by the Terminal Química Puerto México (TQPM). This financing will not require additional disbursements from the shareholders Braskem Idesa and Advario.

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Operating Investments for 2025: operational investments will be allocated, mainly, to the general scheduled maintenance shutdown of the petrochemical complex, worth approximately US$50 million, projects related to operational efficiency, such as maintenance, productivity and HSE.

Strategic Investments for 2025: strategic investments refer to the ongoing construction of the ethane import terminal through Terminal Química Puerto México (TQPM).

5.3.3.1	ETHANE IMPORT TERMINAL

In 2021, Braskem Idesa approved and launched the project to build an ethane import terminal in Mexico, with capacity for up to 80 thousand barrels of ethane per day, enabling it to operate at 100% of its production capacity. In the same year, a joint venture was established between Braskem Idesa and Advario, through the subsidiary Terminal Química Puerto México (TQPM), with a 50% ownership interest for each shareholder.

The total estimated amount for the construction of the terminal is US$446 million (CAPEX ex-VAT), of which US$408 million is financed via Syndicated Project Finance Loan, announced by TQPM in November 2023.

The total amount disbursed on the ethane import terminal from the beginning of the project to the end of 4Q24 was approximately US$380 million, with the net disbursements made by Braskem Idesa totaling approximately US$95 million5. In 2024, the cash needs for the construction of the terminal were disbursed through the financing obtained, without the need for an additional equity contribution by Braskem Idesa. The amount invested by TQPM in the ethane import terminal in 4Q24 was US$35 million (R$206 million), using the financing obtained as the source of funds.

The construction of the terminal, which began in July 2022, had achieved 94% physical progress by December 2024. The start of operations is estimated for the second quarter of 2025.

5.3.4DEBT	MATURITY PROFILE AND RATING

As of December 31, 2024, the average debt term was around 5.9 years, with 95% maturing from 2029. Braskem Idesa's weighted average cost of debt was exchange variation plus 7.3% p.a.

The liquidity position of US$231 million is sufficient to cover the payment of all liabilities coming due in the next 22 months.

5 Includes Value Added Tax (VAT).

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Shareholder Loan Capitalization

On October 16, 2024, the Company together with the Idesa Group, a non-controlling shareholder of Idesa, approved an increase in Braskem Idesa's capital through the capitalization of the principal balance of the Shareholder Loan in the amount of approximately US$1.6 billion (R$8.8 billion). As a result, a substantial part of the debt was converted into shares and delivered to each shareholder, maintaining the proportion of shares held before the transaction. Only the interest accrued up to the date of capitalization in the amount of US$561 million (R$3.5 billion) remains open, with payment expected by March 31, 2032.

Rating

In December 2024, Fitch Ratings affirmed the rating of Braskem Idesa at “B+”, updating the outlook from “Negative” to “Stable”.

CORPORATE CREDIT RISK - BRASKEM IDESA
Agency	Rating	Outlook	Date
FITCH	B+	Stable	12/13/2024
S&P	B	Negative	07/05/2024

5.3.5PERFORMANCE	OF BRASKEM IDESA'S DEBT INSTRUMENTS

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6.	CONSOLIDATED FINANCIAL OVERVIEW

6.1	CONSOLIDATED REVENUE

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6.2	COST OF GOODS SOLD (COGS)

6.3	OTHER INCOME (EXPENSES), NET

As of December 31, 2024, the Company recorded a total net expense of R$1,596 million, higher than in 3Q24, mainly attributed by (i) the addition to the provision for the geological event in Alagoas due to updated cost estimates related to updates in the closure plan of the wells, implementation, and advancement in the maturity of projects, initiatives, and programs included in the action fronts in Alagoas in the amount of R$1,289 million; and (ii) revision of provisions for recovery of environmental damage of industrial units in Brazil in the net amount of R$200 million.

6.4	RECURRING EBITDA[6]

Braskem's Recurring EBITDA was US$102 million (R$557 million) in 4Q24, lower than in 3Q24 (-76%), mainly due to; (i) lower average spreads in the international market for Main Chemicals (-24%) and Resins (-12%) in Brazil, PE in Mexico (-21%) and PP in the United States and Europe segment (-2%); (ii) the lower

6 Braskem’s consolidated result corresponds to the sum of the results in Brazil, United States & Europe and Mexico, minus eliminations and reclassifications of purchases and sales among the segments reported by the Company, plus Other Segments.

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consolidated sales volume (-5%) in the period; (iii) the annual update of environmental provisions in the amount of approximately US$ 34 million; (iv) higher expenses with idleness in the period; and (v) the effect of the inventory of feedstock acquired in previous periods.

The decrease compared to 4Q23 (-52%) is mainly explained by (i) lower average spreads in the international market for Main Chemicals (-10%); (ii) the annual update of environmental provisions in the amount of approximately US$ 34 million; (iii) higher expenses with idleness in the period; and (iv) the inventory effect of feedstock acquired in previous periods.

6.5	CONSOLIDATED FINANCIAL RESULT

Financial expenses: higher compared to 3Q24 (+36%) mainly explained by (i) higher interest expenses, due to the increase in gross debt with the raising of the US$850 million bond in October, partially offset by the prepayment of the hybrid bond in the amount of US$369 million, and the depreciation of the average real against the average dollar in the period of approximately 5%; and (ii) for the amortization of transaction costs associated with hybrid Bond pre-payment. Compared to 4Q23, the increase (+35%) is explained by higher interest expenses due to the 18% depreciation of the average real against the average dollar for the period, which impacted the increase in the gross debt balance in reais in the period. Gross debt in dollars remained in line.

Financial income: increased from 3Q24 (+3%) mainly due to reversal of the fair value provision on Braskem Idesa's Shareholder Loan after its capitalization, partially offset by lower income from interest on financial investments. Compared to 4Q23, the reduction (-9%) is mainly explained by lower income from interest on financial investments due to the reduction in the cash position in the period.

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Net exchange variations: the negative variation in 4Q24, in relation to 3Q24, is mainly explained by (i) the impact of hedge accounting in the amount of R$894 million; (ii) the depreciation of around 14% of the real at the end of the period against the dollar on the average net exposure to the dollar in the amount of US$3.8 billion; and (iii) the depreciation of around 3% of the Mexican peso at the end of the period against the dollar on Braskem Idesa's average net exposure to the dollar in the amount of US$ 1.2 billion.

Transactions in financial instruments under hedge accounting

In relation to the hedge accounting of exports by Braskem S.A., the Company carried out US$200 million (R$728.3 million) in exports in the quarter from a flow discontinued in 2021. The designated initial rate was R$/US$2.0017, defined in March 2013, while the realization rate was R$/US$5.6430, defined in October 2021. The balance of financial instruments designated for this hedge accounting ended 4Q24 at US$5.15 billion.

In relation to the hedge accounting of exports by Braskem Idesa, the Company carried out US$101.6 million (MXN574.7 million) in exports from designated and discontinued flows between 2016 and 2021. The average initial designation rate was US$1/MXN14.3938, and the average realization rate was US$1/MXN20.0518. The balance of instruments designated for this hedge accounting ended 4Q24 at US$2.2 billion.

Long-term Currency Hedge Program

Braskem’s feedstock and products have prices denominated or strongly influenced by international commodity prices, which are usually denominated in U.S. dollar. Since 2016, Braskem has contracted derivative instruments to mitigate part of the exposure of its cash flow denominated in Brazilian real. The main purpose of the program is to mitigate U.S. dollar call and put option agreements, thus protecting the estimated flows for a horizon of up to 18 months.

On December 31, 2024, Braskem had a notional value of outstanding put options of US$1.4 billion, at an average exercise price of R$/US$4.71. At the same time, the Company also had a notional value of outstanding call options of US$0.79 billion, at an average exercise price of R$/US$6.81. The contracted operations have a maximum term of 18 months. The fair value of these Zero Cost Collar (“ZCC”) operations was negative at R$132 million at the end of the quarter.

Due to the low volatility of the U.S. dollar during the period, no options were exercised, with no cash effect in 4Q24.

6.6	NET INCOME (LOSS)

In the quarter, the Company posted net loss of US$1.0 billion, or R$5.9 billion, mainly due to the impact of R$4.7 billion of negative exchange rate variation on the financial consolidated result.

In the year, the Company registered net loss of US$2.2 billion, or R$12.1 billion, attributed to the negative exchange rate variation of R$ 11.5 billion on the financial result. Net loss attributable to shareholders was US$2.1 billion, or R$11.3 billion, in 2024.

6.7	INVESTMENTS

At the end of 2024, Braskem made corporate investments of approximately US$429 million, 2% lower than the initial estimate of US$440 million. This was in line with the company's strategy of optimizing and prioritizing investments throughout the year.

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Operating investments in 2024: the main operating investments made include: (i) scheduled maintenance shutdowns at plants in Brazil, the United States and Europe; (ii) investments to improve the mechanical integrity of assets in Brazil; and (iii) investments related to enhancing the reliability and operational safety of industrial assets.

Strategic investments in 2024: the funds were mainly allocated to: (i) the completion of payments for the capacity expansion project of the green ethylene plant in Brazil; (ii) projects related to enhancing the energy efficiency of industrial assets and reducing CO2 emissions; and (iii) initiatives in innovation and technology.

In 2024, the main investments related to the Sustainable Development Macro Goals were; (i) projects related to reducing CO2e emissions and enhancing the energy efficiency of industrial assets; and (ii) projects related to industrial safety.

Investments for 2025

The investment expected to be made throughout 2025 by Braskem (ex-Braskem Idesa and Ex-REIQ Investimentos) is US$404 million¹ (R$2.4 billion), around 39% lower than the historical average of the last 6 years (US$672 million). Considering the investments to be made through REIQ Investimentos, the investment planned for 2025 totals US$484 million (R$2.9 billion), classified as follows:

Operating investments: (i) scheduled maintenance stoppages at the Rio de Janeiro plant and other resin plants in Brazil; (ii) regulatory investments and those related to operational and process safety; and (iii) asset mechanical integrity program and spare parts acquisition for operational continuity.

Strategic investments: (i) investments in technological developments; and (ii) acquisition of industrial land in the Duque de Caxias industrial hub in Rio de Janeiro.

REIQ Investimentos: In January 2025, REIQ Investimentos was announced, which consists of a presumed credit of 1.5% of PIS/COFINS linked to investments in the Brazilian chemical industry. Braskem, within this context, announced seven projects worth an estimated total of R$614 million to increase its production capacity

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by 139 thousand tons, distributed between PE, PVC and other chemical products, in three states: Bahia, Rio Grande do Sul and Alagoas. For 2025, the estimated investment is R$477 million (US$80 million).

For 2025, investments related to the sustainable development macro goals will amount to US$142 million (R$851 million), accounting for 30% of corporate investments. These funds will be primarily allocated to projects focused on health and safety, sustainable innovation, and operational eco-efficiency.

6.8	CASH FLOW

The Company reported an operating cash generation of R$1.1 billion in 4Q24. This result is mainly explained by the positive variation in working capital, which was partially offset by the lower Recurring EBITDA in the period.

During 4Q24, the positive variation in working capital is mainly explained by:

(i)       the impact on inventories due to lower spreads in the international market, the reduction in inventories of finished products and feedstock due to the seasonality of the period; and

(ii)       the impact on accounts receivable due to lower sales volume and international price references reduction in the period.

Recurring cash generation totaled R$265 million in 4Q24. The variation in relation to 3Q24 is explained by (i) the increased operating cash generation, explained by the positive variation in working capital, which was partially offset by the lower EBITDA in the period; and (ii) the lower interest payment due to the semiannual interest payments on debt securities issued in the international market by the Company, which are concentrated in the first and third quarters of the year.

Compared to 4Q23, recurring cash generation was higher by R$211 million, mainly due to: (i) higher operating cash generation, explained by the positive variation in working capital, which was partially offset by lower

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EBITDA in the period; (ii) lower income tax payments. These effects were partially offset by the increase in interest payments.

Considering the disbursements related to the geological event in Alagoas, the Company registered cash outflow of R$542 million in 4Q24.

6.9	DEBT MATURITY PROFILE AND RATING

On December 31, 2024, the balance of corporate gross debt stood at U$8.6 billion, composed of 95% long-term maturities and 5% short-term maturities. At the end of the period, corporate debt in foreign currency accounted for 92% of the Company's total debt.

As of December 31, 2024, the average term of corporate debt was around 9 years, with 68% of debts concentrated from 2030 onwards. The weighted average cost of the Company's corporate debt was exchange variation +6.34% p.a.

Regarding net debt, the balance at the end of December 2024 was US$6.2 billion.

In November 2024, the Company completed the repurchase offer for the Hybrid Bond, buying back a principal amount of US$369 million, leaving a remaining balance of US$241 million.

As a result of the partial prepayment of the Hybrid Bond, Standard & Poor's and Fitch Ratings no longer apply a 50% equity treatment.

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Debt US$ million	Dec/24 (A)	Sep/24 (B)	Dec/23 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Consolidated Gross Debt	**11,040**	**10,625**	**11,048**	*4%*	*0%*
in R$	675	783	1,048	*-14%*	*-36%*
in US$	10,365	9,842	10,000	*5%*	*4%*
(-) Debt - Braskem Idesa and TQPM	**2,444**	**2,410**	**2,324**	*1%*	*5%*
in US$	2,444	2,410	2,324	*1%*	*5%*
(+) Financing Derivatives	**(8)**	**(7)**	**(27)**	*17%*	*-70%*
in US$	(8)	(7)	(27)	*17%*	*-70%*
(=) Gross Debt (Ex-Braskem Idesa and TQPM)	**8,589**	**8,208**	**8,697**	*5%*	*-1%*
in R$	675	783	1,048	*-14%*	*-36%*
in US$	7,914	7,425	7,650	*7%*	*3%*
Cash and Cash Equivalents Consolidated	**2,716**	**2,639**	**3,958**	*3%*	*-31%*
in R$	863	1,222	2,501	*-29%*	*-65%*
in US$	1,853	1,417	1,456	*31%*	*27%*
(-) Cash and Cash Equivalents - Braskem Idesa e TQPM	**278**	**236**	**323**	*18%*	*-14%*
in US$	278	236	323	*18%*	*-14%*
(-) Exclusive Cash to Alagoas	**19**	**27**	**24**	*-27%*	*-19%*
in R$	19	27	24	*-27%*	*-19%*
(-) Cash to Injunction of ICMS Benefit	**-**	**-**	**0**	*n.a.*	*-100%*
in R$	-	-	0	*n.a.*	*-100%*
(-) Cash and Cash Equivalents (Ex-Braskem Idesa, TQPM and Alagoas)	**2,419**	**2,376**	**3,611**	*2%*	*-33%*
in R$	844	1,196	2,477	*-29%*	*-66%*
in US$	1,575	1,180	1,134	*33%*	*39%*
(=) Adjusted Net Debt	**6,170**	**5,832**	**5,086**	*6%*	*21%*
in R$	(169)	(413)	(1,430)	*-59%*	*-88%*
in US$	6,339	6,245	6,516	*2%*	*-3%*
(+) Global Agreement	**106**	**135**	**203**	*-21%*	*-47%*
in R$	103	135	210	*-24%*	*-51%*
in US$	4	(0)	(7)	*n.a.*	*n.a.*
Recurring EBITDA (LTM)	**845**	**981**	**612**	*-14%*	*38%*
Adjusted Net Debt/Recurring EBITDA (LTM)	**7.42x**	**6.08x**	**8.64x**	*22%*	*-14%*
(-) Hybrid Bond[1]	**-**	**313**	**318**	*-100%*	*-100%*
in US$	-	313	318	*-100%*	*-100%*
(=) Adjusted Net Debt with 50% of hybrid bond	**6,276**	**5,654**	**4,971**	*11%*	*26%*
Adjusted Net Debt/Recurring EBITDA (LTM) with hybrid bond	**7.42x**	**5.76x**	**8.12x**	*29%*	*-9%*

[1]For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating considered the hybrid bond to be treated as 50% equity until its prepayment in Oct/24, from this date onwards the instrument is treated as 100% debt.

The cash position of US$2.4 billion in December 2024 is sufficient to cover the payment of all debts coming due in the next 47 months, not considering the international stand-by credit facility of US$1.0 billion available through December 2026.

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Rating

CORPORATE CREDIT RATING - GLOBAL SCALE
Agency	Rating	Outlook	Date
FITCH	BB+	Negative	10/07/2024
S&P	BB+	Negative	10/07/2024

CORPORATE CREDIT RATING - NATIONAL SCALE
Agency	Rating	Outlook	Date
FITCH	AAA(bra)	Stable	10/07/2024
S&P	brAAA	Negative	10/07/2024

7.	CAPITAL MARKETS
7.1	STOCK PERFORMANCE

On December 31, 2024, Braskem’s stock was quoted at R$11.58/share (BRKM5) and US$3.80/share (BAK). The Company’s shares are listed on Level 1 corporate governance segment of B3 – Brasil, Bolsa e Balcão and on the New York Stock Exchange (NYSE) through Level 2 American Depositary Receipts (ADRs), with each Braskem ADR (BAK) corresponding to two class “A” preferred shares issued by the Company, and on the Madrid Stock Exchange (LATIBEX) under the ticker XBRK.

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7.2 PERFORMANCE OF CORPORATE DEBT SECURITIES

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8.	LIST OF ANNEXES
8.1	PETROCHEMICAL SPREADS

BRAZIL/SOUTH AMERICA

•	PE Spread[7]: decreased from 3Q24 (-23%).
o	PE price in the United States was lower (-12%) than in 3Q24, impacted by (i) reduced demand, due to the seasonality of the period; and (ii) the higher availability of PE in the region, reaching the historical record volume of PE production in December 2024.
o	ARA naphtha price decreased (-4%) compared to 3Q24, due to the lower oil price during the period, explained by uncertainties about China's demand in 2025, (i) following the Chinese government's announcement of a consumption stimulus package that led to negative market expectations, and (ii) resulting in a challenging scenario with the slowdown of the industrial and infrastructure sectors.
o	Compared to 4Q23, the spread was higher (+14%) mainly due to higher PE prices in the United States, explained by the increase in global demand, driven by the growth of the packaging, construction and automotive sectors in international markets.
•	PP Spread[8]: decreased compared to 3Q24 (+6%).
o	PP price in Asia decreased (-1%) from 3Q24, mainly due to: (i) an increased PP supply in Asia as new capacities came into operation, surpassing the growth in demand during the period; and (ii) lower seasonal demand, due to the impact of winter on activities in the construction sectors, affecting the inventory levels of producers in the region.
o	Naphtha ARA price decreased (-4%) compared to 3Q24, as previously explained, compensating for the lower price of PP in the period.
o	Compared to the same quarter of 2023, the spread was higher (+12%) due to: (i) a higher PP price in Asia (+3%), explained by the increased margin of marginal producers in the region, resulting from greater local competitiveness due to the closure of production plant activities in the region, directly impacting the high demand for PP and increasing export prices; and (ii) a lower ARA naphtha price (-1%) as previously mentioned.
•	PVC Par Spread[9]: increased from 3Q24 (+12%).
o	PVC price was lower compared to 3Q24 (-7%), mainly impacted by (i) lower demand from the construction sector in China; (ii) uncertainties regarding increased export restrictions to India due to new local regulations; and (iii) the increase in supply due to higher operating rates and the entry of new PVC production capacities.
o	The reduction in the price of PVC was offset by (i) the higher price of Caustic Soda in the United States compared to 3Q24 (+22%), due to interruptions in production in the region affected by the hurricane season; and (ii) lower Brent oil price (-7%), as mentioned previously.
o	Compared to 4Q23, PVC Par spread was higher (+28%), mainly impacted by: (i) the increase in soda prices (+40%) due to the reduction in supply in 3Q24, as a result of the hurricane season in the Gulf, partially offsetting the lower price of PVC (-7%) in the period, as previously mentioned.

•	Spread on Main Basic Chemicals[10]: decreased from 3Q24 (-24%).

7 (U.S. PE Price – naphtha ARA price)*82%+(U.S. PE Price – 50% U.S. ethane price – 50% U.S. propane price)*18%.

8 Asia PP price – ARA naphtha price.

9The PVC Par spread better reflects the profitability of the Vinyls business, which is more profitable compared to the temporary/non-integrated business model of 2019/20, when the Company imported EDC and caustic soda to serve its clients. Its calculation formula is: Asia PVC Price + (0.685*U.S. Caustic Soda) - (0.48*Europe Ethylene) - (1.014*Brent)

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o	The price of main chemicals decreased (-12%) compared to the previous quarter, mainly due to: (i) lower benzene price (-18%), explained by increased supply in the region, with the resumption of operations and lower demand for derivatives, especially in the styrene chain, due to seasonality and reduced exports; (ii) lower propylene price (-21%) in the United States, reflecting lower utilization rates of PP plants due to higher inventories and reduced demand in the processing chain; and (iii) lower gasoline price (-12%), influenced by the end of the driving season in the United States.
o	In relation to 4Q23, the spread of Main Basic Chemicals was lower (-10%), influenced by the reduction in the prices of benzene (-16%), gasoline (-11%), propylene and paraxylene, due to factors such as global economic slowdown, increased inventories and lower demand. However, the increase (+57%) in the butadiene price, resulting from the lower supply after the resumption of operations, partially offset these reductions.

UNITED STATES AND EUROPE

•	U.S. PP Spread[11]: remained in line with 3Q24.
o	Compared to the same quarter last year, the spread remained in line.
•	Europe PP Spread[12]: decreased (-11%) from 3Q24.
o	PP price compared to 3Q24 decreased (-7%), due to lower seasonal demand, which was partially offset by the postponement of maintenance shutdowns because of the early onset of the cold season in the region, which affected energy costs in the production chain.
o	Propylene price in Europe decreased (-6%) compared to 3Q24, in line with the decline observed in the naphtha price.
o	Compared to 4Q23, the spread was higher (+4%), mainly impacted by mainly due to the lower propylene price in Europe (-2%), also in line with the drop in naphtha during the period.

MEXICO

•	North America PE Spread[13]: decreased compared to 3Q24 (-21%).
o	PE price in the United States was lower (-15%) in relation to 3Q24, as previously explained.
o	Ethane price was higher (+40%) compared to 3Q24, attributed to: (i) the increase in natural gas price due to the onset of the winter seasonality; and (ii) the resumption of demand following the normalization of crackers in the Gulf, affected in 3Q24 by the hurricane season, and; (iii) the increase in export volumes, due to the start of operations of the Plaquemines LNG terminal in the Gulf.
o	In relation to the same period last year, spread was higher (+6%), mainly impacted by higher PE price in the United States (+24%), influenced by the factors mentioned previously.

11Average price of the main chemicals (Ethyne (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), according to Braskem's sales volume mix) - price of ARA naphtha.

12U.S. PP – U.S. propylene prices

13EU PP – EU propylene prices

14U.S. PE – U.S. ethane prices

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8.2	RESIN SALES BY SECTOR

Resin sales by sector (%) | Brazil/South America segment

Resin sales by sector (%) | Mexico segment

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8.3	UPDATES ABOUT ALAGOAS

The Company operated, since its formation and subsequently as the successor of the company Salgema, salt mining wells located in Maceió city, Alagoas state, with the purpose of supplying feedstock to its chlor-alkali and dichloroethane plant. In March 2018, an earthquake hit certain districts of Maceió, where the wells are located, and cracks were found in buildings and public streets of Pinheiro, Bebedouro, Mutange, and Bom Parto districts.

In May 2019, the Geological Survey of Brazil (“CPRM”) issued a report, indicating that the geological phenomenon identified in certain neighborhoods of the municipality of Maceió, Alagoas, could be related to the rock salt well exploration activities developed by Braskem. The salt mining operation, from this moment on, was fully ended by the Company.

Since then, the Company has been devoting its best efforts to understand the geological event, its possible effects on surfaces, stability of rock salt cavities and in carrying out precautionary measures to ensure public safety. The results arising from the understanding of the geological phenomenon are being shared with the Brazilian National Mining Agency (“ANM”) and other pertinent authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including the following agreement in progress:

(i)	Instrument of Agreement to Support the Relocation of People in Risk Areas (“Agreement for Compensation of Residents"), entered into with State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), as updated in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem to the population in the areas of the Civil Defense Map. Following ratification by the courts of the Agreement for Compensation of Residents, the Public-Interest Civil Action for Resident Reparation was dismissed;

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(ii)	Instrument of Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as “Agreement for Socio-Environmental Reparation”), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió. Additionally, the agreement provides for the allocation of the amount of R$ 300 for compensation for social damages and collective pain and suffering and for any contingencies related to actions in vacated areas and urban mobility actions. Following ratification by the courts of this agreement, the Public-Interest Civil Action for Socio-environmental Reparation was dismissed;

(iii)	Instrument of Agreement for Implementation of Socioeconomic Measures for the Requalification of the Flexal Area (“Flexal Agreement”) entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022 by the 3rd Federal Court of Maceió, which establishes the adoption of requalification actions in the Flexais region, compensation to the Municipality of Maceió and indemnities to the residents of this location; and

(iv)	Instrument of Global Agreement with the Municipality of Maceió (“Instrument of Global Agreement”) ratified on July 21, 2023 by the 3rd Federal Court of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS).

The Company's Management, based on its assessment and that of its external advisers, taking into account the short and long-term effects of technical studies prepared, available information and the best estimate of expenses for implementing the measures related to the geological event in Alagoas, presents the following changes to the provision in the fiscal years ended December 31, 2024 and 2023:

The total amounts recorded from the beginning of actions related the geological event until the period ending December 31, 2024, are segregated into the following action fronts:

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a)           Support for relocation and compensation: Refers to initiatives to support relocation and compensation of the residents, business and real state owners of properties located in the Civil Defense Map (version 4) updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

These actions have a provision of R$997 million (2023: R$1,353 million) comprising expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation, negotiation of individual agreements for financial compensation and compensation for establishments that require special relocation arrangements.

By January 31, 2025, 99.8% of residents of all residential, commercial and mixed properties had already been relocated. 19,189 proposals were presented (99,9% of the total predicted). Additionally, 19,058 proposals for financial compensation were accepted (99.3% of the total forecast) and 18,978 were paid (98.9% of the total forecast). Under the Financial Compensation and Relocation Support Program (PCF), approximately R$4.2 billion was disbursed from the start of the program until the end of January 2025.

b)           Actions for closing and monitoring the salt cavities, environmental actions and other technical matters: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing mining areas.

On December 10, 2023, after an atypical microseismic activity, cavity 18 collapsed. Considering the best technical information available to date, there is an indication that the direct impacts of this occurrence are restricted to the location of this cavity, within the protection area, which has been unoccupied since April 2020.

Additionally, in March 2024, based on the recommendation of specialized consultancies, it was defined that for 6 depressurized cavities, previously classified as Monitoring Group, monitored via sonar on a periodic basis, closure by filling with solid material (sand) proved to be the most appropriate closure method, considering the results of the most recent geomechanical studies.

In December 2024, based on the new recommendation of the expert consulting firm hired by the Company to conduct studies on the planning and closure of the salt cavities, the increase in the provision related to the filling with solid material of the 11 pressurized cavities, indicated in item (iii) below, currently belonging to the Buffering and Pressurization group, was recorded. The actions are planned to start from 2027, if necessary, with execution over several years or decades. These actions were taken from the evolution of knowledge about the long-term stabilization of the cavities, based on the set of monitoring data collected so far, as well as the collapse of cavity 18 and the need to define the definitive closure of the Mine, as provided for in mining legislation.

The closure plan of 35 mining areas currently considers the following:

i)	18 cavities are expected to be filled with solid material, including 6 cavities that were previously planned to be monitored and 5 that were previously planned to be closed by buffering and that, during 2024, based on the Mine Closure Plan definitions and the recommendation of expert consulting firms, closure by filling with solid material (sand) proved to be the most appropriate closure method. To date, 6 cavities have already been filled (cavities 04, 07, 11, 17, 19 e 25), 4 cavities are in the filling process (cavity 27: 69.1%, cavity 15: 32.1% e cavities 20/21: 33.4% until January 31, 2025) and the remaining 8 cavities are in the preparation and planning activities;
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ii)	6 cavities were naturally filled and, therefore, do not indicate the need for additional measures to date. Cavity 18, which collapsed on December 10, 2023, is currently undergoing technical studies to confirm its natural filling, indicating that filling them with solid material will not be necessary;
iii)	11 cavities remain within the salt layer and suitable for pressurization. At the end of 2024, the Company, based on the technical note issued by the specialized consultancy, considered the recommendation to fill these pressurized cavities with solid material in the long term, that is, over several years to decades, and after the completion of the current filling plan, in order to achieve a maintenance-free state for the 35 cavities, suitable for the definitive closure of the field.

Note that any need for additional actions is assessed on an ongoing basis by the Company and are based on technical studies prepared by external specialists, whose recommendations may be updated periodically according to the changes in the geological event and knowledge obtained, being submitted to competent authorities and following the execution timeframe agreed under the mine closure plan, which is public and regularly revaluated with ANM. Subsidence is a dynamic process occurring in the area outlined by the priority action lines map and should continue to be monitored during and after the actions envisaged in the closure plan. The results of the monitoring activities will be important to assess the need for potential future actions, with a focus on security and monitoring of stability in the region. Any potential future actions may result in significant additional costs and expenses that may differ from current estimates and provisions.

The provisioned amount of R$2,607 million (2023: R$1,583 million) to implement the actions for closing and monitoring the salt cavities, environmental actions and other technical matters was calculated based on currently known techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may change based on new information, such as: the results of monitoring of the cavities, the progress of implementing the plans to close mining areas, possible changes that may be required in the environmental plan, the monitoring of the ongoing measures and other possible natural alterations.

Regarding environmental actions, in compliance with the Agreement for Socio-environmental Reparation, Braskem continues implementing the actions established in the environmental plan approved by the MPF and sharing the results of its actions with the authorities As one of the results of the collapse of cavity 18, as agreed in the Socio-Environmental Reparation Agreement, a specialized company is preparing a specific Environmental Diagnosis to evaluate potential impacts caused by the collapse of said cavity. The delivery of the diagnosis is expected for the first half of 2025.

c)            Social and urban measures: Refers to actions to implement social and urban measures under the Agreement for Socio-environmental Reparation signed on December 30, 2020 for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and related to urban mobility. To date, of the 11 projects defined for urban mobility, 6 have already been completed (Sistema Chã da Jaqueira, Ladeira Santa Amélia, Rua Marquês de Abrantes, Via Lateral da Av. Menino Marcelo and Binário da Ladeira do Cálmon and the Intelligent Traffic Light System and Surveillance that are under in assisted operation), 2 are in progress, being that the first stage of the Side Roads of Avenida Durval de Goes Monteiro completed and the remaining projects are in the planning stages. The expectation is to complete all urban mobility actions by 2027. Regarding actions in vacated areas, the overall progress of the Encosta do Mutange Stabilization project is 90%, as of January 31, 2024, and demolition activities in this area have been completed Other actions, such as earthworks, construction of a drainage system, and planting of vegetation cover in the involved area, are ongoing, with completion expected by the first quarter of 2025. Other activities related to emergency demolitions in the areas are proceeding as requested by the DCM and have reached 58% of the total area to be demolished (69% in number of properties). Additionally, the Company continues to take actions to care for the neighborhoods, including property security, waste management, and pest control. Regarding the Social and Urban Action Plan ("PAS"), 48 actions have already been validated with signatories to the agreement, defined based on the social and urban diagnosis carried out by a specialized and independent company, of these, 30 are the responsibility of Braskem and 18 of the municipality of Maceió, covering four areas of action (Social policies and vulnerability reduction; Economic activity, work, and income;

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Urban and environmental qualification; Preservation of culture and memory). Among the actions in the Culture area three stand out (Cultural Support Program, Cultural Heritage Inventory, and Call for Proposals to Support Culture), continue in execution. The current provision amount is R$1,141 million (2023: R$1,369 million).

d)           Medidas adicionais: Refers to actions related to: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) expenses relating to communication, compliance, legal services, etc.; (iii) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (iv) other matters classified as a present obligation for the Company, even if not yet formalized. Regarding the Urban Integration and Development Project of Flexais, significant progress has been made in the process of compensating residents (Financial Support Program - PAF), with 1,810 proposals submitted (99.5% of the total) and 1,804 payments completed (99.9% of the proposals) by January 31, 2025. The project’s goal is to promote access to essential public services and encourage the local economy of Flexais, aiming to address the socio-economic isolation of the region. Of the 23 actions established in the project, 14 have been implemented (12 are ongoing and 2 have been fully completed), 4 are in execution, and 5 are planned to start in the coming months. The balance of additional measures described in this item totals R$825 million (2023: R$935 million).

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; and possible studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, as detailed in item 23.1 (i) of the consolidated and individual Financial Statements as of December 31, 2024, and other new developments in the matter.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, were defined considering the environmental diagnosis already prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan was agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

On May 21, 2024, the final report of the Parliamentary Investigative Committee ("CPI"), set up by the Senate on December 13, 2023, was approved, with the purpose of investigating the effects of the Company's socio-environmental legal liability related to the geological event in Alagoas. On this date, the aforementioned CPI was declared closed, with the subsequent submission of the final report to the appropriate institutions.

There are also administrative proceedings related to the geological event in Alagoas in progress before the Federal Accounting Court ("TCU") and the Securities and Exchange Commission of Brazil ("CVM"). The Company informs that it has been monitoring the issues and their developments.

In October 2024, the Company has been informed of the conclusion of the Federal Police investigation in Alagoas, which had been ongoing since 2019. The inquiry records were sent to the Prosecution Office for evaluation, which requested additional investigations. The Company reinforces that it has always been at the disposal of the authorities and has been providing all information related to salt mining over the course of the investigation.

The Company has been making progress with local authorities about other indemnification requests to understand them better. Although future disbursements may occur as a result of progress in negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of infraction or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF

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or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipality or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated.

Consequently, the Company cannot eliminate the possibility of future developments related to all aspects of the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ significantly from its estimates and provisions.

In February 2023, the Company signed a settlement agreement with the insurance companies related to the claim for the geological event in Alagoas.

For more information, please check explanatory note 23 ("Geological event – Alagoas") of the consolidated and individual Financial Statements as of December 31, 2024.

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8.4	CONSOLIDATED INCOME STATEMENT

8.5	CONSOLIDATED RECURRING EBITDA CALCULATION

8.6	RECURRING EBITDA BY SEGMENT

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8.7	INDICATORS

Indicators US$ million	4Q24 (A)	3Q24 (B)	4Q23 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Operating					
Recurring EBITDA	102	432	211	-76%	-52%
EBITDA Margin[1]	3%	11%	6%	*-8 p.p.*	*-3 p.p.*
SG&A/Net Revenue (%)	8%	6%	8%	*2 p.p.*	*0 p.p.*
Financial[2]					
Adjusted Net Debt	6,276	5,967	5,289	5%	19%
Adjusted Net Debt/Recuring EBITDA (LTM)[3]	7.42x	5.76x	8.12x	29%	-9%
Recurring EBITDA (LTM)/Interest Paid (LTM)	1.49	1.70	1.24	-13%	19%
Company Valuation					
Share Price (Final)[4]	1.9	3.7	4.5	-49%	-59%
Shares Outstanding (Million)[5]	797	797	797	0%	0%
Market Cap	1,491	2,916	3,600	-49%	-59%
Adjusted Net Debt	7,901	7,597	6,790	4%	16%
Braskem	6,276	5,967	5,289	5%	19%
Braskem Idesa (75%)	1,625	1,630	1,501	0%	8%
Enterprise Value (EV)[6]	10,329	11,518	11,472	-10%	-10%
Recurring EBITDA LTM	1,044	1,178	737	-11%	42%
Braskem	845	981	612	-14%	38%
Braskem Idesa (75%)	199	197	125	1%	59%
EV/Recurring EBITDA LTM	9.9x	9.8x	15.6x	1%	-36%
FCF Yield (%)	-38%	-19%	-19%	*-18 p.p.*	*-19 p.p.*
TSR (%)[7]	-49%	14%	10%	*-63 p.p.*	*-59 p.p.*

[1]It considers the Recurring EBITDA in relation to net revenue

[2]Does not consider Net Debt, Recurring EBITDA and Interest Paid of Braskem Idesa

[3]For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment

[4]Considers the final share price adjusted for earnings

[5]Does not consider shares held by treasury

[6]It considers the provision related to the geological event of Alagoas

[7]It considers TSR from the quarter

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8.8	CONSOLIDATED BALANCE SHEET

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8.9	CONSOLIDATED CASH FLOW

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8.10	BRASKEM IDESA INCOME STATEMENT

8.11	BRASKEM IDESA BALANCE SHEET

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8.12	BRASKEM IDESA CASH FLOW

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.